UNITED STATES SEC USE ONLY
            SECURITIES AND EXCHANGE COMMISSION DOCUMENT SEQUENCE NO.
                             Washington, D.C. 20549

                                    FORM 144

                      NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker

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1(a) NAME OF ISSUER (Please type or print) (b) IRS IDENT. NO.(c) S.E.C. FILE NO.

     AremisSoft Corporation                    68-0413929        333-58351
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1(d) ADDRESS OF ISSUER      STREET  CITY      STATE   ZIP CODE (e) TELEPHONE NO.

   Sentry Office Plaza, Suite 607   Westmont,   NJ      08108       (859) 869-0770
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2(a)NAME OF PERSON FOR WHOSE (b)SOCIAL SECURITY  (c)RELATIONSHIP (d) ADDRESS        STREET              CITY                ZIP CODE
    ACCOUNT THE SECURITIES      NO. OR IRS IDENT.   TO ISSUER
    ARE TO BE SOLD              NO.

    Dann V. Angeloff                                 Director     727 West Seventh Street, Suite 331, Los Angeles, California 90017

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INSTRUCTION:  The person filing this notice should  contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a)           (b)                SEC USE ONLY    (c)           (d)          (e)                (f)                (g)
                                  ------------    ---------
Title of the   Name and Address   Broker-Dealer   Number of     Aggregate    Number of Shares   Approximate        Name of Each
Class of       of Each Broker     File Number     Shares or     Market       or Other Units     Date of Sale       Securities
Securities     Through Whom the                   Other Units   Value        Outstanding        (See instr. 3(f))  Exchange
to be Sold     Securities are                     to be Sold    See instr.   (See instr. 3(e))  (MO.  DAY YR.)     (See instr. 3(g))
               to Offered or                      (See instr.   3(d))
               Each Market Maker                  3(c))
               who is Aquiring
               the Securities

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Common        Pershing                              10,000       $275,000     15,201,595           August 5, 2000      NASDAQ
              1 Pershing Plaza
              Jersey City,
              New Jersey  07399
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INSTRUCTIONS
1. (a) Name of Issuer                                         3. (a) Title of the class of securities to be sold
   (b) Issuer's  I.R.S.  Identification Number                   (b) Name and address of each broker
   (c) Issuer's  S.E.C. number, if any                               through  whom the  securities  are  intended to be sold
   (d) Issuer's  address,  including zip code                    (c) Number  of  shares  or  other  units  to be sold  (if  debt
   (e) Issuer's telephone number,  including                         securities,  give the aggregate face amount)
                                                                 (d) Aggregate  market  value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
                                                                 (e) Number  of  shares  or other units of the class
                                                                     outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
2. (a) Name of person for whose  account  the securities are to  (f) Approximate date on which the securities are to be sold
       be sold                                                   (g) Name of each securities exchange, if any, on which the
   (b) Such persons Social  Security or I.R.S. Identification        securities are intended to be sold
       number
   (c) Such  person's  relationship  to the  issuer  (e.g.,
       officer, director, 10% stockholder, or member
       of immediate family of any of the foregoing)
   (d) Such person's address, including zip code


                                                                                                SEC 1147 (9-93)
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                         TABLE I - SECURITIES TO BE SOLD
    Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:
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                                                 Name of Person
  Title of   Date You  Nature of                 from Whom Acquired            Amount of              Date of
  the Class  Acquired  Acquisition Transaction   (If gift, also give date      Securities Acquired    Payment     Nature of Payment
                                                 donor acquired)

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Common     June 2,      Open-Market Purchase           N/A                       10,000              June 2, 1999     Cash
           1999, June                                                                                June 3, 1999
           3, 1999,                                                                                  and June 4,
           and June                                                                                     1999
           4, 1999
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INSTRUCTIONS: 1. If the securities were purchased and full payment therefore was not  made in cash at the time of  purchase,  explain  in the  table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other  obligation,  or if payment was made in installments  describe the  arrangement  and state when the note or other  obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.


TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following  information as to all securities
of the issuer sold during the past 3 months by the person for whose  account the securities are to be sold.
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                                                                                Amount of     Gross
Name and Address of Seller          Title of Securities Sold    Date of Sale    Securities    Proceeds
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The Angeloff Company                      Common                May 9, 2000     10,000       $255,876
727 West Seventh Street, Suite 331
Los Angeles, California  90017
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REMARKS:
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INSTRUCTIONS:                                                                        ATTENTION:
See the  definition  of  "person"  in  paragraph (a) of Rule  144.  Information      The person for whose account the securities to
is to be given not only as to the person for whose account the securities are        which this notice relates are to sold hereby
to be sold but also as to sales by all persons whose sales are required by           represents by signing this notice that he does
paragraph (e) of Rule 144 to be aggregated with sales for the account of the         not know any material adverse information in
person filing this notice.                                                           regard to the current and prospective
                                                                                     operations of the Issuer of the securities to
                                                                                     be sold which have not been publicly disclosed.


                                                                                                 /s/ DANN ANGELOFF
                                                                                                 ------------------
   ____________________________________________________                                              Dann Angeloff
                    (DATE OF NOTICE)                                                                (SIGNATURE)
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The notice shall be signed by the person for whose account the securities are to be sold.  At least one copy of the notice shall be manually  signed.  Any copies not manually signed shall bear typed or printed signatures.


ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001).